Mail Stop 3030
                                                                 July 30, 2018

     Via E-mail
     Dean Irwin
     Chief Executive Officer
     Ra Medical Systems, Inc.
     2070 Las Palmas Drive
     Carlsbad, CA 92011

            Re:     Ra Medical Systems, Inc.
                    Registration Statement on Form S-1
                    Filed July 16, 2018
                    File No. 333-226191

     Dear Mr. Irwin:

            We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

     Our products may be subject to recalls . . ., page 32

     1. We note your added disclosure regarding the Form 483 letter you received from the FDA.
            Please expand your disclosure here and on page 108 to provide more detail regarding the
            FDA's observations, including as examples only, the product to which the observations relate, the nature of complaints you received subject to the observations, and the process, including your anticipated timeframe, for resolving the investigative observations.
 Dean Irwin
Ra Medical Systems, Inc.
July 30, 2018
Page 2

If any of our products cause or contribute . . ., page 33

2. Please tell us why you removed the disclosure regarding medical device reporting events.
       Include in your response whether you have since reported medical device reporting events or identified events in which you should have reported.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Heather Percival, Senior
Attorney, at (202) 551-3498 with any other questions.

                                                            Sincerely,

                                                            /s/ Heather
Percival for

                                                            Amanda Ravitz
                                                            Assistant Director
                                                            Office of
Electronics and Machinery

cc:    Martin J. Waters, Esq.
       Wilson Sonsini Goodrich & Rosati, P.C.